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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items

1. Press Release re Attunity and One Software Technologies Enter into Outsourcing Agreement dated November 8, 2004.

                                                                          Item 1

Press Release                                                   Source: Attunity

Attunity and One Software Technologies Enter into Outsourcing Agreement

Monday November 8, 3:05 pm ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--Nov. 8, 2004--Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, today announced that it has entered into a two year renewable outsourcing agreement whereby One Software Technologies (TASE:ONE) will provide support, consulting and maintenance services to customers that use Attunity's Mancal 2000, a financial and logistics software application package.

The move to outsource the support and maintenance of this product line will enable Attunity to continue to focus on the growth of its core business of real-time data integration.

Attunity does not expect the agreement to have a material effect on its financial results.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products, and other factors and risks discussed in Attunity's Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.

___________
Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com
         or
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                                (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: November 8, 2004